Fact Sheet

Parkway Acquisition Corp. (PKKW), holding company for Skyline National Bank, to partner with Great State Bank (GSB)

March 05, 2018




Skyline National Bank



Great State Bank Overview

- Headquarters in Wilkesboro, NC; founded in 2008
- Branches in Boone, Wilkesboro and Yadkinville
- Loan Production Offices in Lenoir and Shelby
- 29 employees
- $139 million in assets; $97 million in loans; $124 million in deposits; $12.1 million TCE (tangible common equity) as of 12/31/2017

Transaction Summary

- 100% stock acquisition
- Exchange ratio of 1.21 shares of PKKW for each share of GSB
- Aggregate deal value of $14.5 million
- Implied price per GSB share based on PKKW 10-day average closing price = $14.86
- Pro forma estimated ownership at close: 81% PKKW; 19% GSB
- Two GSB Board members join PKKW and Skyline Boards
- Great State CEO Greg Edwards, CCO Ron Pearson will remain with Skyline
- Subject to customary regulatory and shareholder approvals. Anticipated close is third quarter 2018

Institutional Investor Summary

- Deal value / GSB tangible book value as of 12/31/2017: 118%
- Deal value / GSB LTM earnings as of 12/31/2017: 31.2x
- Premium / GSB core deposits as of 12/31/2017: 2.7%
- Expected to be accretive to 2018 and 2019 earnings
- Estimated tangible book value dilution at close: ~4.5%
- Estimated tangible book value earn-back period: ~3 years
- Cost savings estimated at 25% of GSB operating expenses

Pro Forma Combined Bank at 12/31/2017*

- Approximately $687 million in assets; $522 million in loans; $613 million in deposits; $69 million in equity
- 20 full-service branches in contiguous Virginia and North Carolina counties

*Note: Does not include impact of purchase accounting adjustments



●Skyline National Bank
●Great State Bank

Caution Regarding Forward-Looking Statements

 The information presented herein contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the proposed merger between Parkway and GSB, (ii) Parkway's and GSB's plans, obligations, expectations and intentions and (iii) other statements presented herein that are not historical facts. Words such as "anticipates," "believes," "intends," "should," "expects," "estimates," "will," and variations of similar expressions are intended to identify forward-looking statements. These statements are based on the beliefs of the respective managements of Parkway and GSB as to the expected outcome of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected time frame; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected time frame, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including values of real estate and other collateral; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in Parkway's publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2016. Parkway and GSB assume no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this report.

Additional Information about the Merger and Where to Find It

The information presented herein does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Parkway will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 with respect to the offering of Parkway common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Parkway and GSB and a prospectus of Parkway. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. **Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.**

Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Parkway may also obtain free copies of these documents by directing a request by telephone or mail to Parkway Acquisition Corp., 101 Jacksonville Circle, Floyd ,Virginia 24091; (540) 745-4191; or by accessing these documents at Parkway's website: www.skylinenationalbank.bank. Security holders of GSB may also obtain free copies of these documents by directing a request by telephone or mail to Great State Bank, 1422 US Highway 421, Wilkesboro, NC 28697; (336) 903-4948; or by accessing these documents at GSB's website: www. greatstatebank.com. The information on Parkway's and GSB's websites is not, and shall not be deemed to be, a part of this report or incorporated into other filings made with the SEC.

Parkway, GSB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Parkway and GSB in connection with the merger. Information about the directors and executive officers of Parkway and their ownership of Parkway common stock is set forth in Parkway's annual report on Form 10-K for the year ended December 31, 2016, as previously filed with the SEC on March 29, 2017. Information about the directors and executive officers of GSB and their ownership of GSB common stock may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.